Exhibit 99.1

Ballard Announces Follow-On Orders From Wrightbus for Fuel Cell Modules to Power 50 Buses in the U.K.

VANCOUVER, BC and HOBRO, Denmark, March 9, 2021 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced that it has received follow-on purchase orders from Wrightbus (www.wrightbus.com), a leading bus OEM and Ballard partner headquartered in Northern Ireland, for a total of 50 fuel cell modules to power Fuel Cell Electric Buses, or FCEBs, planned for deployment in a number of U.K. cities. The buses will be partially funded under the JIVE (Joint Initiative For Hydrogen Vehicles Across Europe) program.

The orders for the 50 fuel cell modules announced today are incremental to the previous orders for a total of 50 modules, which was referenced in Ballard's June 16, 2020 press release, with all 50 of those modules having shipped in 2020. Of the additional 50 modules announced today, 4 were shipped in 2020. All of these additional modules will power buses planned for deployment in a number of U.K. cities, including Birmingham, Aberdeen, London and Belfast.

Rob Campbell, Ballard Chief Commercial Operator said, "The orders announced today from Wrightbus for 50 fuel cell modules, in combination with the 50 modules noted in June 2020, underpins the value we place on our long-standing partnership with Wrightbus. The Fuel Cell Electric Bus market is now gaining momentum and is expected to continue on an aggressive growth path in Europe and globally. Ballard intends to continue leading with proven and reliable fuel cell products that offer superior total cost of ownership for bus fleet operators along with the benefits of fuel cell buses that deliver route flexibility, rapid refueling and long range zero-emission performance."

The JIVE program provides partial funding for a total of 295 Fuel Cell Electric Buses, of which 120 are currently operating in the U.K., France, Italy, Denmark, Latvia, and The Netherlands. The remaining 175 FCEBs are expected to be deployed in various European cities by mid-2022. Ballard is supplying fuel cell modules for more than 85% of the FCEBs deployed and ordered to date under the JIVE program.

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP) (TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars and forklift trucks. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product performance and other characteristics, product deliveries and deployments. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 08:30e 09-MAR-21